Exhibit 99.1

PRESS RELEASE

BROOKIELD INFRASTRUCTURE REPORTS STRONG
2015 THIRD QUARTER RESULTS

November 4, 2015 –Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced our results for the third quarter ended September 30, 2015.

	Three Months Ended		Nine Months Ended
For the periods ended Sept. 30 US$ millions (except per unit amounts)	2015	2014	2015	2014
FFO1	$210	$178	$604	$544
– per unit2	$0.91	$0.85	$2.71	$2.59
Net income	$123	$72	$273	$117
– per unit3	$0.46	$0.29	$1.01	$0.39

Brookfield Infrastructure generated funds from operations (“FFO”) totalling $210 million ($0.91 per unit) for the quarter, up from $178 million ($0.85 per unit) last year.  Results benefitted from the contribution from our newly acquired communications infrastructure assets, in addition to solid organic growth across the business, which more than offset the impact of foreign exchange.  Our payout ratio4 for the quarter was 67%, which remains within our target range of 60-70%.

We reported net income for the quarter of $123 million ($0.46 per unit) compared to $72 million ($0.29 per unit) in the prior year.  The increase in net income is attributable to higher earnings generated from operations and a gain on the sale of our New England electricity transmission operations, partially offset by depreciation from recently acquired operations.

“The culmination of many quarters of business development efforts resulted in reaching agreement on several exciting transactions during the quarter.  Our ability to access significant amounts of capital earlier in the year provided the capacity to move quickly to secure these opportunities,” said Sam Pollock, CEO of Brookfield Infrastructure.  “For the balance of the year, our focus is to advance these initiatives towards completion and we expect they will meaningfully contribute to our cash flows in 2016.”

Segment Performance

Our Utilities segment generated FFO of $99 million in the quarter, which is $6 million higher than the prior year.  These results were driven by record connections activity at our UK regulated distribution operation, incremental earnings on growth capital commissioned into our rate base and inflation indexation across a number of our businesses.

Our Transport segment generated FFO of $103 million, which was roughly in line with results in the comparable period in 2014.  Our results benefitted from tariff growth across the majority of our operations, higher volumes at our rail logistics business in Brazil and cost savings at our Australian rail operation.  These positive results were affected predominantly by a strong U.S. dollar, which reduced results in this segment by $20 million.

Our Energy segment generated FFO of $19 million this period, compared to $10 million in the prior year.  Results were higher due to increased volumes at our North American gas transmission operation and the addition of new district energy businesses.

Our French telecom infrastructure business, acquired in March of this year, delivered FFO of $20 million for the quarter. This is consistent with the prior quarter and is slightly ahead of underwriting.

The following table presents net income and FFO by segment:

	Three Months Ended		Nine Months Ended
For the periods ended Sept. 30 US$ millions (except per unit amounts)	2015	2014	2015	2014
Net income (loss) by segment
Utilities	$70	$55	$150	$127
Transport	35	25	105	75
Energy	(2)	(5)	17	5
Communications Infrastructure	2	—	7	—
Corporate and other	18	(3)	(6)	(90)
Net income	$123	$72	$273	$117

FFO by segment
Utilities	$99	$93	$287	$274
Transport	103	102	303	291
Energy	19	10	70	52
Communications Infrastructure	20	—	40	—
Corporate and other	(31)	(27)	(96)	(73)
FFO	$210	$178	$604	$544

Acquisitions and Divestitures Update

During the quarter and subsequent to quarter end we advanced a number of previously disclosed investment initiatives:

•
Australian Transport – In August, we announced a binding agreement, together with our institutional partners, to acquire Asciano Limited (ASX: AIO), a high quality rail and port logistics company in Australia with an enterprise value of ~A$12 billion. The transaction received the unanimous support of the Asciano Board of Directors and we are in the process of seeking approval from Asciano shareholders and Australian regulators. As is commonplace in public-to- private transactions, we are facing a number of hurdles.  We remain highly committed to the transaction and are optimistic that we can complete an attractive transaction for BIP unitholders.

•
Investment in India Transport – In August, we agreed to acquire a portfolio of six roads located in India from Gammon Infrastructure for approximately $230 million (our share, $92 million).  While Brookfield has had an operating presence in India for several years, this transaction marks Brookfield Infrastructure’s first foray into the country and provides us with an exciting opportunity to further expand our toll road platform globally.  The transaction is subject to customary closing conditions, including government and other consents, and we expect to complete this investment by the end of 2015.

•
Gas Storage – You may recall that in June, along with our institutional partners, we signed definitive agreements to acquire all of the outstanding common units of Niska Gas Storage Partners LLC.  The total equity investment for the Brookfield Consortium will be $175 million of which Brookfield Infrastructure will invest approximately $70 million for an effective 40% ownership stake. We are currently progressing the required regulatory approvals and other customary closing conditions and expect that the transaction will close in the first half of 2016.

•
Brazilian Transport Initiatives – Our court approved, debtor in possession (“DIP”) loan to OAS, a large Brazilian construction company, is currently pending as it is subject to ratification at an upcoming OAS creditors meeting.  As you may recall, OAS holds a 24% stake in a large toll road, airport and urban mobility company called Invepar.  Subsequent to funding the DIP loan, we will be well positioned to launch a bid to acquire the equity interest in Invepar.  While our loan is outstanding, we will earn a minimum return of 15% in U.S. dollars.  Also during the quarter, an independent valuation was published on our Brazilian toll roads and a tender offer circular was filed with the Brazilian securities and exchange commission in accordance with local take-private rules. The offer is now going through a customary review period and we expect to obtain minority shareholder and other approvals to complete the transaction by January 2016.

•
Capital Recycling – As a key component of our overall strategy, we have continued to progress several capital recycling initiatives.  First, we completed the sale of our New England electricity transmission operation during the quarter.  We also launched a sale process on two additional assets that together should generate approximately $300 million in net proceeds in 2016.

Balance Sheet Initiative
Brookfield Infrastructure is focused on maintaining a solid balance sheet and ensuring we have ample liquidity to support our growth.  Subsequent to quarter end we completed a C$500 million corporate bond issuance.  The issuance comprised two tranches – including C$375 million of five-year notes and C$125 million of three-year notes, with coupons of 3.538% and 3.034%, respectively.  These notes were swapped into U.S. dollars on a matched maturity basis at an all-in weighted average rate of 3.79%.  We currently have total liquidity of $3.3 billion which will be used to fund a portion of our new investments over the next three to six months.

Distributions

The Board of Directors has declared a quarterly distribution in the amount of $0.53 per unit, payable on December 31, 2015 to unitholders of record as at the close of business on November 30, 2015.  The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1 have also been declared.

Additional Information

Brookfield Infrastructure’s Letter to Unitholders and the Supplemental Information are available at www.brookfieldinfrastructure.com.

– ends –

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications sectors across North and South America, Australia, Asia and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with over $200 billion of assets under management. For more information, go to www.brookfield.com

Please note that BIP’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the investors section of its website at www.brookfieldinfrastructure.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:
Media: Andrew Willis Senior Vice President, Communications and Media Tel: (416) 369-8263 Email: andrew.willis@brookfield.com	Investors: Tracey Wise Senior Vice President, Investor Relations Tel: (416) 956-5154 Email: tracey.wise@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2015 Third Quarter Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfieldinfrastructure.com.

The conference call can be accessed via webcast on November 4, 2015 at 9:00 a.m. Eastern Time at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-669-9658 or 1-604-674-8052 (Password 9245#).

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”,  “believe”, “plan”, “should”, “optimistic”, ”can”, “may”,  derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the acquisitions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.
1
FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses, and other items. A reconciliation of net income to FFO is available on page 5 of this release.

2
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and nine months ended September 30, 2015 were 230.9 million and 223.2 million, respectively (2014 – 210.1 million).

3	Represents net income per limited partnership unit.
4	Payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months ended		For the nine months ended
For the periods ended Sept. 30 US$ millions, unaudited	2015	2014	2015	2014

Adjusted EBITDA
Utilities	$133	$132	$391	$388
Transport	142	159	424	451
Energy	38	28	124	105
Communications Infrastructure	22	—	44	—
Corporate and other	(30)	(28)	(99)	(84)
Total	305	291	884	860

Financing costs	(99)	(108)	(295)	(315)
Other income (expenses)	4	(5)	15	(1)
Funds from operations (FFO)	210	178	604	544

Depreciation and amortization	(119)	(126)	(344)	(359)
Deferred taxes and other items	32	20	13	(68)
Net income attributable to the partnership	$123	$72	$273	$117

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 8 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of
US$ millions, unaudited	Sept 30, 2015	Dec 31, 2014

Assets
Operating Platforms
Utilities	$1,698	$1,962
Transport	2,208	2,457
Energy	785	786
Communications infrastructure	418	—
Cash and cash equivalents	675	317
	$5,784	$5,522

Liabilities
Corporate borrowings	$634	$588
Other liabilities	179	56
	813	644
Capitalization
Partnership capital	4,971	4,878
	$5,784	$5,522

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated Statements of Financial Position contained in its financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position on page 7 of this release.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Sept 30, 2015	Dec 31, 2014

Assets
Cash and cash equivalents	$577	$189
Financial assets	314	305
Property, plant and equipment	7,453	8,084
Intangible assets	3,261	3,575
Investments in associates	2,401	2,412
Investment properties	157	162
Deferred income taxes and other	1,518	1,201
Assets classified as held for sale	311	567
Total assets	$15,992	$16,495

Liabilities and partnership capital
Corporate borrowings	$634	$588
Non-recourse borrowings	5,995	6,221
Financial liabilities	664	603
Deferred income taxes and other	2,394	2,562
Liabilities directly associated with assets classified as held for sale	—	199
Total liabilities	9,687	10,173

Partnership capital
Limited partners	3,550	3,533
General partner	20	24
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,401	1,321
Interest of others in operating subsidiaries	1,238	1,444
Preferred unitholders	96	—
Total partnership capital	6,305	6,322
Total liabilities and partnership capital	$15,992	$16,495

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended		For the nine months ended
For the periods ended Sept. 30 US$ millions, except per unit information, unaudited	2015	2014	2015	2014

Revenues	$468	$491	$1,400	$1,459
Direct operating costs	(199)	(216)	(599)	(643)
General and administrative expenses	(30)	(28)	(99)	(84)
Depreciation and amortization expense	(97)	(97)	(293)	(282)
	142	150	409	450
Interest expense	(90)	(90)	(273)	(267)
Share of earnings from associates	18	30	55	48
Mark-to-market on hedging items	51	47	109	9
Other income (expense)	73	(13)	82	11
Income before income tax	194	124	382	251
Income tax expenses
Current	(8)	(9)	(21)	(23)
Deferred	(3)	(33)	(4)	(55)
Net income from continuing operations	183	82	357	173
Loss from discontinued operations, net of income tax	―	(2)	―	(7)
Non-controlling interest of others in operating subsidiaries	(60)	(8)	(84)	(49)
Net income attributable to partnership	$123	$72	$273	$117

AAttributable to:
Limited partners	75	44	160	60
General partner	17	11	49	33
Non-controlling interest – redeemable partnership units held by Brookfield	31	17	64	24
Basic and diluted earnings per unit attributable to:
Limited partners1	$0.46	$0.29	$1.01	$0.39

1. Average number of limited partnership units outstanding on a time weighted average basis for the three and nine months ended September 30, 2015 were 163.0 million and 158.3 million respectively (2014 – 150.3 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended		For the nine months ended
For the periods ended Sept. 30 US$ millions, unaudited	2015	2014	2015	2014

Operating Activities
Net income from continuing operations	$183	$82	$357	$173
Adjusted for the following items:
Loss from discontinued operations, net of income tax	―	(2)	―	(7)
Share of earnings from associates, net of distributions	4	(21)	13	(17)
Depreciation and amortization expense	97	97	293	282
Mark-to-market on hedging items	(51)	(47)	(109)	(9)
Provisions and other items	(57)	13	8	13
Deferred tax expense	3	33	4	55
Change in non-cash working capital, net	2	80	(26)	41
Cash from operating activities	181	235	540	531

Investing Activities
Net investments in:
Operating assets	14	(38)	10	(38)
Associates	―	(343)	(550)	(382)
Long-lived assets	(153)	(115)	(373)	(335)
Financial assets	―	(65)	(42)	(90)
Net settlement of foreign exchange contracts	(4)	(3)	193	(26)
Cash used by investing activities	(143)	(564)	(762)	(871)

Financing Activities
Distribution to limited and general partners	(140)	(112)	(406)	(336)
Net borrowings:
Corporate	―	262	115	262
Subsidiary	114	92	(20)	222
Other	―	―	(38)	―
Issuance of preferred units	―	―	96	―
Issuance of partnership units (inclusive of dividend reinvestment plan)	(58)	―	868	2
Capital provided by non-controlling interest, net of distributions	(12)	(54)	22	(118)
Cash (used by) from financing activities	(96)	188	637	32

Cash and cash equivalents
Change during the period	$(58)	$(141)	$415	$(308)
Impact of foreign exchange on cash	(17)	(5)	(27)	4
Balance, beginning of period	652	380	189	538
Balance, end of period	$577	$234	$577	$234